UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Edie Kurniawan ---------------------------------------------------- (Signature) Edie Kurniawan SVP Corporate Secretary

Number	:	Tel.80/LP 000/COP-M0000000/2026

Jakarta,	September 18, 2026

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Share Purchase Transaction for All Shares of PT Sigma Cipta Caraka in PT Telkom Data Ekosistem by PT Telkom Indonesia (Persero) Tbk

Dear Sir/Madam,

In compliance with the Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 on Disclosure of Material Information or Facts by Issuers or Public Companies, as lastly amended by OJK Regulation No. 45 of 2024 on Development and Reinforcement of Issuers and Public Companies, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Information or Material Facts	Purchase of All Shares of PT Sigma Cipta Caraka (“Telkomsigma”) in PT Telkom Data Ekosistem (“TDE”) by PT Telkom Indonesia (Persero) Tbk (“Telkom”)
2.	Date	September 17, 2026
3.	Description
a.
Telkom's purchase of 1,445,020 Series A Shares and 2,015,637,361,776 Series B Shares or 19.19% (nineteen point nineteen percent) of all issued and fully paid-up TDE shares owned by Telkomsigma in order to support Telkom's Unlock DC Co through  the Strategic Partnership and Telkom Group's streamlining program.
b.
In connection with the purchase, 10,504,517,594,408 shares or 100% of TDE shares belong to Telkom.

4.	The Impact of the Events

Telkom's share ownership in TDE becomes 100% and considering that this transaction is carried out between the Company and the Company's Subsidiaries, there is no significant impact on the Company's financial condition.

5.	Others

This transaction constitutes material information or facts for the Company as intended in Indonesian Financial Service Authority’s Regulation No. 31/POJK.04/2015 regarding Disclosure of The Information or Material Facts by The Issuer or Public Company and is an affiliate transaction as intended in the Article 6 of Indonesian Financial Service Authority’s Regulation No. 42/POJK.04/2020 regarding Affiliate Transactions and Conflict of Interest Transactions “POJK 42/2020”).

However, the Proposed Transaction does not involve any conflicts of interest as referred to in POJK 42/2020. The Company will also pay attention to and fulfill compliance and obligations arising from these regulations.

Thus, we submit this report. Thank you for your attention.

Best Regards,

/s/ Edie Kurniawan

Edie Kurniawan

SVP Corporate Secretary